UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-36519

FRONTIERVISION HOLDINGS, L.P.

(Exact name of registrant as specified in its charter)

5619 DTC Parkway
Greenwood Village, CO 80111
(303) 268-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11.875% Senior Discount Notes, Due 2007
11.875% Senior Discount Notes, Due 2007, Series B

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

January 1, 2006

(Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 120; 0

Pursuant to the requirements of the Securities Exchange Act of 1934, FRONTIERVISION HOLDINGS, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 11, 2006	FRONTIERVISION HOLDINGS, L.P. (Registrant)

		By:	FRONTIERVISION PARTNERS, L.P.,
its General Partner

			By:	ADELPHIA GP HOLDINGS, L.L.C., its
General Partner

				By:	ACC OPERATIONS,INC., its Sole Member

					By:	/s/ Brad M. Sonnenberg
						Name:	Brad M. Sonnenberg
						Title:	Executive Vice President, General Counsel and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.